UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE OF 1934

(Amendment No. 2)*

KEY ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

49309J103

(CUSIP Number)

S. Kris Agarwal

Platinum Equity, LLC

360 North Crescent Drive

Beverly Hills, CA 90210

(310) 712-1850

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, CA 90067

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS SOTER CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS SOTER CAPITAL HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PE SOTER HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY CAPITAL SOTER PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) PN

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY PARTNERS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTCO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) PN

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM INVESTCO (CAYMAN), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTMENT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS PLATINUM EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 49309J103

1	NAMES OF REPORTING PERSONS TOM GORES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,309,609
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,309,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,309,609
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (See INSTRUCTIONS) IN

CUSIP No. 49309J103

Introductory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by certain of the reporting persons with the Securities and Exchange Commission (the “SEC”) on December 27, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by certain of the reporting persons with the SEC on February 26, 2019 (as so amended, the “13D Filing”, and together with this Amendment No. 2, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Key Energy Services, Inc., a Delaware corporation (the “Company” or “Key”). Unless otherwise stated herein, the 13D Filing remains in full force and effect. Capitalized terms used but not defined have the meaning given them in the 13D Filing.

Item 2. Identity and Background

Item 2 of the 13D filing is hereby amended and restated in its entirety:

(a)-(c) This statement is being filed by each of: (i) Soter Capital, LLC, a Delaware limited liability company (“Soter”), (ii) Soter Capital Holdings, LLC, a Delaware limited liability company (“SCH”), (iii) PE Soter Holdings, LLC, a Delaware limited liability company (“PESH”), (iv) Platinum Equity Capital Soter Partners, L.P., a Delaware limited partnership (“PECSP”), (v) Platinum Equity Partners III, LLC, a Delaware limited liability company (“PEP III”), (vi) Platinum Equity Investment Holdings III, LLC, a Delaware limited liability company (“PEIH III”), (vii) Platinum Equity InvestCo, L.P., a Cayman Islands limited partnership (“PEI LP”), (viii) Platinum Equity Investment Holdings IC (Cayman), LLC, a Delaware limited liability company (“PEIH IC LLC”), (ix) Platinum InvestCo (Cayman), LLC, a Cayman Islands limited liability company (“PIC LLC”), (x) Platinum Equity Investment Holdings, LLC, a Delaware limited liability company (“PEIH LLC”), (xi) Platinum Equity Investment Holdings III Manager, LLC, a Delaware limited liability company (“PEIH III Manager”), (xii) Platinum Equity, LLC, a Delaware limited liability company (“Platinum Equity”), and (xiii) Tom Gores, an individual (each person or entity listed in clauses (i)-(xiii), a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

The Reporting Persons are principally engaged in the business of investments in securities. The principal purpose of Soter is to hold shares of Common Stock. SCH is the sole member of Soter and may be deemed to beneficially own the Common Stock beneficially owned by Soter. PESH holds a majority membership interest in SCH and may be deemed to beneficially own the Common Stock beneficially owned by SCH. PECSP holds a majority membership interest in PESH and may be deemed to beneficially own the Common Stock beneficially owned by PESH. PEP III is the general partner of PECSP and may be deemed to beneficially own the Common Stock beneficially owned by PECSP. PEIH III is the senior managing member of PEP III and may be deemed to beneficially own the Common Stock beneficially owned by PEP III. PEI LP owns all of the economic interests in PEIH III and may be deemed to beneficially own the Common Stock beneficially owned by PEIH III. PEIH IC LLC is the general partner of PEI LP and may be deemed to beneficially own the Common Stock beneficially owned by PEI LP. PIC LLC holds a controlling interest in PEI LP and may be deemed to beneficially own Common Stock beneficially owned by PEI LP. PEIH LLC is the sole member of PEIH IC LLC and may be deemed to beneficially own the Common Stock beneficially owned by PEIH IC LLC. PEIH III Manager is the sole manager of PEIH III and may be deemed to beneficially own the Common Stock beneficially owned by PEIH III. Platinum Equity is the sole member of PEIH III Manager and PEIH LLC and may be deemed to beneficially own the Common Stock beneficially owned by each of PEIH III Manager and PEIH LLC.

Platinum Equity and Tom Gores, together, hold a controlling interest in PIC LLC and may be deemed to beneficially own the Common Stock beneficially owned by PIC LLC.

CUSIP No. 49309J103

Tom Gores is the Chairman and Chief Executive Officer of Platinum Equity and may be deemed to beneficially own the Common Stock beneficially owned by Platinum Equity.

Mr. Gores disclaims beneficial ownership of all the shares of Common Stock held by each of the entities listed above with respect to which he does not have a pecuniary interest.

The address of the principal place of business and principal office of each Reporting Person is 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the 13D Filing is hereby amended by adding the following paragraphs:

On March 4, 2019, Soter purchased 22,347 shares of Common Stock for an aggregate purchase price of $63,937.00 in open market transactions on the New York Stock Exchange.

On March 12, 2019, Soter purchased 125,000 shares of Common Stock for an aggregate purchase price of $497,012.50 in open market transactions on the New York Stock Exchange.

On March 13, 2019, Soter purchased 3,113 shares of Common Stock for an aggregate purchase price of $12,545.39 in open market transactions on the New York Stock Exchange.

On March 14, 2019, Soter purchased 100,000 shares of Common Stock for an aggregate purchase price of $474,170.00 in open market transactions on the New York Stock Exchange.

On March 15, 2019, Soter purchased 5,000 shares of Common Stock for an aggregate purchase price of $25,700.00 in open market transactions on the New York Stock Exchange.

Item 5. Interest in Securities of the Issuer

Item 5 of the 13D Filing is hereby amended and restated in its entirety:

The information set forth or incorporated in Item 3 and Item 4 and Rows 7 through 13 of the cover pages of this Schedule 13D is hereby incorporated by reference.

(a)-(b) The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition based on 20,363,198 shares of Common Stock outstanding as of February 15, 2019 as reported in the Company’s Annual Report on Form 10-K, filed with the SEC on March 15, 2019.

CUSIP No. 49309J103

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Soter Capital, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Soter Capital Holdings, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
PE Soter Holdings, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity Capital Soter Partners, L.P.	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity Partners III, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity Investment Holdings III, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity InvestCo, L.P.	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity Investment Holdings IC (Cayman), LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum InvestCo (Cayman), LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity Investment Holdings, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity Investment Holdings III Manager, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Platinum Equity, LLC	10,309,609	50.6%	0	10,309,609	0	10,309,609
Tom Gores	10,309,609	50.6%	0	10,309,609	0	10,309,609

The power to vote or to direct the vote of shares of Common Stock described in the table above is subject to the restrictions described in Item 6, which are incorporated herein by reference.

(c) Except as set forth herein, to the knowledge of any of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit A	Agreement Pursuant to Rule 13d-1(k).

Exhibit B	Certificate of Incorporation of Key Energy Services, Inc., incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit C	By-Laws of Key Energy Services, Inc., incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit D	Platinum Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit E	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed December 15, 2016.

Exhibit F	Corporate Advisory Services Agreement, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit G	Power of Attorney (filed previously).

CUSIP No. 49309J103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 15, 2019	SOTER CAPITAL, LLC

	By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

SOTER CAPITAL HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

PE SOTER HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President and Treasurer

PLATINUM EQUITY CAPITAL SOTER PARTNERS, L.P.

By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY PARTNERS III, LLC

By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY INVESTCO, L.P.

By:	Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS IC (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

CUSIP No. 49309J103

PLATINUM INVESTCO (CAYMAN), LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY INVESTMENT HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III MANAGER, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: President

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name: Mary Ann Sigler
Title: Executive Vice President, Chief Financial Officer and Treasurer

Tom Gores

/s/ Mary Ann Sigler
Mary Ann Sigler
Attorney-in-Fact

CUSIP No. 49309J103

EXHIBIT INDEX

Exhibit	Document Description

Exhibit A	Agreement Pursuant to Rule 13d-1(k).

Exhibit B	Certificate of Incorporation of Key Energy Services, Inc., incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit C	By-Laws of Key Energy Services, Inc., incorporated by reference to Exhibit 3.2 to the Company’s registration statement on Form 8-A filed December 15, 2016.

Exhibit D	Platinum Letter Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit E	Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 8-A filed December 15, 2016.

Exhibit F	Corporate Advisory Services Agreement, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed December 15, 2016.

Exhibit G	Power of Attorney (filed previously)